                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

               INCOME OPPORTUNITY REALTY INVESTORS, INC. (Issuer)
                            (Name of Subject Company)

              INCOME OPPORTUNITY ACQUISITION CORPORATION (Offeror)
                             (Name of Filing Person)

                 AMERICAN REALTY INVESTORS, INC. (Other Person)
                             (Name of Filing Person)

                  BASIC CAPITAL MANAGEMENT, INC. (Other Person)
                             (Name of Filing Person)

                         GENE E. PHILLIPS (Other Person)
                            (Names of Filing Person)

         TRANSCONTINENTAL REALTY ACQUISITION CORPORATION (Other Person)
                            (Names of Filing Person)

             TRANSCONTINENTAL REALTY INVESTORS, INC. (Other Person)
                             (Name of Filing Person)

                      COMMON STOCK, PAR VALUE .01 PER SHARE
                         (Title of Class of Securities)

                                   452926-10-8
                      (CUSIP Number of Class of Securities)

                                ROBERT A. WALDMAN
                        1800 VALLEY VIEW LANE, SUITE 300
                               DALLAS, TEXAS 75234
                                 (469) 522-4200
                              (469) 522-4360 (FAX)
          -------------------------------------------------------------
                                 With copies to:
          -------------------------------------------------------------

         STEVEN C. METZGER, ESQ.                   JEFFREY M. SONE, ESQ.
      PRAGER METZGER & KROEMER, PLLC               JACKSON WALKER L.L.P.
       2626 COLE AVENUE, SUITE 900              901 MAIN STREET, SUITE 6000
           DALLAS, TEXAS 75204                      DALLAS, TEXAS 75202
              (214) 969-7600                          (214) 953-6000
           (214) 523-3838 (FAX)                     (214) 953-5822(FAX)

      (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                            Calculation of Filing Fee

      Transaction valuation*                          Amount of filing fee
      ----------------------                          --------------------
          $19,551,190.00                                   $1,799.00**

         *For purposes of calculating the fee only. This amount assumes the purchase of 1,029,010 shares of Income Opportunity Realty Investors, Inc. for $19.00 per share. The amount of the filing fee, calculated in accordance with
Section 14(g)(1)(B)(3) and Rule 0-11.

         **Filing fee was paid with the Schedule TO filed November 15, 2002.

[ ]      Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Filing Parties:

Form or Registration No.:

Date Filed:

[ ]      Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates

         [X]   third-party tender offer subject to Rule 14d-1.

         [ ]   issuer tender offer subject to Rule 13e-4.

         [X]   going private transaction subject to Rule 13e-3

         [ ]   amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                        RULE 14D-1 TENDER OFFER STATEMENT

         Introduction

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed on November 15, 2002 (the "Schedule TO") by American Realty Investors, Inc. ("ARL"), Basic Capital Management, Inc. ("BCM"), Mr. Gene E. Phillips ("Mr. Phillips"), Transcontinental Realty Acquisition Corporation, a wholly-owned subsidiary of ARL ("TCI Acquisition Sub"), Income Opportunity Acquisition Corporation ("IOT Acquisition Sub") and Transcontinental Realty Investors, Inc., ("TCI"). This Schedule TO, as amended, includes the Schedule 13E-3 Transaction Statement of ARL, BCM, Mr. Phillips, TCI Acquisition Sub, IOT Acquisition Sub, and TCI.

         This Tender Offer Statement relates to the offer by IOT Acquisition Sub to purchase any and all of the issued and outstanding shares of common stock of Income Opportunity Realty Investors, Inc ("IOT") for $19.00 net per share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2002 and filed as Exhibit (a)(1) to the Schedule TO. The information set forth in the Offer to Purchase and the Letter of Transmittal (filed as Exhibit (a)(2) to the Schedule TO), including all schedules, exhibits and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, this Tender Offer Statement on Schedule TO and all items of information required to be included in, or covered by, the Schedule 13E-3 Transaction Statement. The responses to each item in this Tender Offer Statement are qualified in their entirety by the information contained in the Offer to Purchase and the exhibits, as amended, hereto.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         Item 3 of the Schedule TO is hereby amended as follows:

         ARL elected Ted P. Stokely as a director and Chairman of the Board of ARL's board of directors on November 18, 2002. Mr. Stokely is a director and Chairman of the Board of TCI and IOT. More information on Mr. Stokely is set forth in Schedule I "Directors and Executive Officers of BCM, ARL, TCI and IOT" in the Offer to Purchase and is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 8 of the Schedule TO is hereby amended as follows:

         Mr. Stokely beneficially owns 7,410,216 shares of ARL common stock, which includes 746,972 shares owned by TCI of which the executive officers of TCI may be deemed to beneficially own by virtue of their positions as executive officers of TCI and 6,663,244 shares owned by BCM of which the executive officers of ARL may be deemed to beneficially own by virtue of their positions as executive officers of ARL. Mr. Stokely's beneficial ownership is based on the number of shares owned as of October 25, 2002 and totals 65.1% of the ownership of ARL, based upon 11,375,127 shares of ARL common stock outstanding at October 25, 2002. Mr. Stokely is not a record owner of any shares of ARL common stock. More information on Mr. Stokely is set forth in
         Schedule I "Directors and Executive Officers of BCM, ARL, TCI and IOT" in the Offer to Purchase and is incorporated herein by reference.

ITEM 12. EXHIBITS

         Item 12 of the Schedule TO is hereby amended as follows:

       Exhibit Number                        Description

           (a)(1)        Offer to Purchase, dated November 15, 2002 (1)

           (a)(2)        Letter of Transmittal, dated November 15, 2002 (1)

           (a)(3)        Notice of Guaranteed Delivery (1)

           (a)(4)        Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
                         other Nominees, dated November 15, 2002 (1)

           (a)(5)        Form of Letter to Clients for Use by Brokers, Dealers, Commercial
                         Banks, Trust Companies and other Nominees (1)

           (a)(6)        Guidelines for Certification of Taxpayer Identification Number on
                         Substitute Form W-9 (1)

           (a)(7)        Summary Advertisement, dated November 15,2002 (1)

           (a)(8)        Press Release issued by American Realty Advisors on November 8,
                         2002 (2)

           (a)(9)        Press Release issued by American Realty Investors, Inc. on November
                         21, 2002 (3)

            (b)          Not applicable

            (c)          Not Applicable

            (d)          Not Applicable

            (f)          Not Applicable

            (g)          Not Applicable

            (h)          Not Applicable

(1) Previously filed as exhibits to the Schedule TO on November 15, 2002 by the filing persons named in this Schedule TO.

(2) Previously filed as an exhibit to the Schedule TO-C on November 8, 2002 by the filing persons named in this Schedule TO.

(3) Filed herewith.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information is set forth in this statement is true, complete and correct.

                                    AMERICAN REALTY INVESTORS, INC.

Date:  November 22, 2002            By: /s/ Ronald E. Kimbrough
       -----------------               -----------------------------------------
                                    Printed Name: Ronald E. Kimbrough
                                    Title: Executive Vice President and Chief
                                            Financial Officer

                                    BASIC CAPITAL MANAGEMENT, INC.

Date:  November 22, 2002            By: /s/ Ronald E. Kimbrough
       -----------------               -----------------------------------------
                                    Printed Name: Ronald E. Kimbrough
                                    Title: Executive Vice President and Chief
                                            Financial Officer

Date:  November 22, 2002            By: /s/ Gene E. Phillips
       -----------------               -----------------------------------------
                                    Printed Name: Gene E. Phillips

                                    TRANSCONTINENTAL REALTY
                                     ACQUISITION CORPORATION

Date:  November 22, 2002            By: /s/ Ronald E. Kimbrough
       -----------------               -----------------------------------------
                                    Printed Name: Ronald E. Kimbrough
                                    Title: Director and President

                                    INCOME OPPORTUNITY ACQUISITION
                                     CORPORATION

Date:  November 22, 2002            By: /s/ Ronald E. Kimbrough
       -----------------               -----------------------------------------
                                    Printed Name: Ronald E. Kimbrough
                                    Title: Director and President

                                    TRANSCONTINENTAL REALTY
                                     INVESTORS, INC.

Date:  November 22, 2002            By: /s/ Ronald E. Kimbrough
       -----------------               -----------------------------------------
                                    Printed Name: Ronald E. Kimbrough
                                    Title: Executive Vice President and Chief
                                            Financial Officer

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                                DESCRIPTION
------                                -----------

(a)(9)     Press Release issued by American Realty Investors, Inc. on November 21, 2002 (3)